Filed by Founder SPAC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founder SPAC

Commission File No.: 001-40910

Founder SPAC Announces Effectiveness of Registration Statement and August 2, 2022
Extraordinary General Meeting of Shareholders to Approve Business Combination with
Rubicon Technologies, LLC

Lexington, Kentucky (July 6, 2022) – Founder SPAC (Nasdaq: FOUN) (“Founder”), a publicly traded special purpose acquisition company, today announced that Founder’s registration statement on Form S-4, relating to the previously announced business combination between Founder and Rubicon Technologies, LLC (“Rubicon”), a leading digital marketplace for waste and recycling and provider of innovative software-based solutions for businesses and governments worldwide, has been declared effective by the U.S. Securities and Exchange Commission.

Founder will mail the definitive proxy statement/consent solicitation statement/prospectus (the “Proxy Statement”) to shareholders of record as of the close of business on May 24, 2022. The Proxy Statement contains a notice and voting instruction form or a proxy card relating to the extraordinary general meeting of Founder’s shareholders (the “Extraordinary Meeting”).

The Extraordinary Meeting to approve the proposed business combination is scheduled to be held on August 2, 2022 at 9:00 a.m. Eastern Time at 800 Capitol Street, Suite 2400, Houston, TX 77002 and via a virtual meeting format at https://www.cstproxy.com/founderspac/2022. If the proposals at the Extraordinary Meeting are approved, the parties anticipate that the business combination will close and the combined entity will commence trading on the New York Stock Exchange under the new ticker symbols “RBT” and “RBT WS” shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Every shareholder's vote is important, regardless of the number of shares held. Accordingly, Founder requests that each shareholder complete, sign, date and return a proxy card (online or by mail) as soon as possible and, if by internet, no later than 11:59 p.m. Eastern Time on August 1, 2022, to ensure that the shareholder's shares will be represented at the Extraordinary Meeting. Shareholders who hold shares in “street name” (i.e. those shareholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

If any Founder shareholder does not receive the Proxy Statement, such shareholder should (i) confirm his or her Proxy Statement’s status with his or her broker or (ii) contact Morrow Sodali LLC, Founder's proxy solicitor, for assistance via e-mail at FOUN.info@investor.morrowsodali.com or toll-free call at (800) 662-5200. Banks and brokers can place a collect call to Morrow Sodali at (203) 658-9400.

About Rubicon

Rubicon is a digital marketplace for waste and recycling, and provider of innovative software-based solutions for businesses and governments worldwide. Creating a new industry standard by using technology to drive environmental innovation, the company helps turn businesses into more sustainable enterprises, and neighborhoods into greener and smarter places to live and work. Rubicon’s mission is to end waste. It helps its partners find economic value in their waste streams and confidently execute on their sustainability goals. To learn more, visit www.Rubicon.com.

About Founder

Founder is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While Founder is not limited to a particular industry or geographic region, the company focuses on businesses within the technology sector, with a specific focus on the theme of digital transformation. Founder is led by CEO Osman Ahmed, CFO Manpreet Singh, and Executive Chairman Hassan Ahmed. The company’s independent directors include Jack Selby, Steve Papa, Allen Salmasi, and Rob Theis. Sponsor and advisor Nikhil Kalghatgi leads the company’s advisory board.

Additional Information and Where to Find It

In connection with the proposed business combination between Founder SPAC (“Founder”) and Rubicon Technologies, LLC (“Rubicon”), Founder has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that was declared effective by the SEC on July 5, 2022, which includes a final prospectus of Founder with respect to the securities to be issued in connection with the business combination and a definitive proxy statement of Founder with respect to the Extraordinary Meeting. The definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of Founder as of the record date established for voting on the proposed business combination. This press release does not contain all the information that should be considered pertaining to the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to shareholders of Founder for their consideration. Founder’s shareholders and other interested persons are advised to read the definitive proxy statement/consent solicitation statement/prospectus and other documents filed in connection with Founder’s solicitation of proxies for the Extraordinary Meeting because these materials contain important information about Rubicon, Founder and the proposed business combination and related transactions. Shareholders may also obtain a copy of the proxy statement/consent solicitation statement/prospectus, as well as other documents filed with the SEC by Founder, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Founder SPAC, 11752 Lake Potomac Drive, Potomac, MD, 20854, Attention: Chief Financial Officer, (240) 418-2649.

Participants in the Solicitation

Founder, Rubicon and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Founder’s shareholders in respect of the proposed business combination and related transactions. Information regarding Founder’s directors and executive officers is available in the definitive proxy statement/consent solicitation statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the definitive proxy statement/consent solicitation statement/prospectus related to the proposed business combination and related transactions, which can be obtained free of charge as indicated above.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Founder’s and Rubicon’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Founder’s and Rubicon’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of Founder’s and Rubicon’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Founder and Rubicon following the announcement of the proposed business combination and the transactions contemplated therein; (2) the inability to complete the proposed business combination, including due to failure to obtain the approval of the shareholders of Founder, approvals or other determinations from certain regulatory authorities, or other conditions to closing; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or that could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the combined company’s shares on the New York Stock Exchange following the proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and to retain its key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that Rubicon or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the combined company’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Rubicon’s business and/or the ability of the parties to complete the proposed business combination; and (12) other risks and uncertainties indicated from time to time in the definitive proxy statement/consent solicitation statement/prospectus and other documents filed, or to be filed, by Founder with the SEC.

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Founder cautions that the foregoing list of factors is not exclusive. Although Founder believes the expectations reflected in these forward-looking statements are reasonable, nothing in this press release should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that Founder and Rubicon presently do not know of or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Founder cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Founder nor Rubicon undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts:

Media Contact – Rubicon

Dan Sampson

Chief Marketing & Corporate Communications Officer

dan.sampson@rubicon.com

RubiconPR@icrinc.com

Investor Relations Contact – Rubicon

Sioban Hickie

ICR, Inc.

RubiconIR@icrinc.com

Founder SPAC Contact

Cody Slach

Gateway Group

(949) 574-3860

FOUN@gatewayir.com

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